March 12, 2013

VIA EDGAR

Ed Bartz

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Mr. Bartz:

On January 11, 2013, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, Catalyst Event Arbitrage Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on February 13, 2013, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  Footnote 1 to the fee table indicates that Other expenses are estimated for the current fiscal year; please confirm that the Fund is still in its first fiscal year.

Response.  The Registrant so confirms.

Comment 2. Please confirm that the expense limitation arrangement referenced in footnote 2 to the fee table will be in place for at least one year from the date of the prospectus.

Response.  The Registrant so confirms.

Comment 3.  In the first paragraph in Principal Investment Strategies, it is noted that the Fund may short securities.  Please confirm that the Fund will, in the future, include dividends from securities sold short in the fee table, if applicable.

Response. The Registrant so confirms.

Comment 4.  In Performance, it says that the prior performance of the predecessor fund does not include the effect of the performance fee.  Please revise the performance information to also include net of performance fee information.

Response.  The Registrant has revised the Average Annual Total Returns table to include a line item showing hypothetical net of performance fee returns for an investor in the predecessor fund who invested at inception:

Average Annual Total Returns

(For periods ended December 31, 2012)

	1 Year	5 Years	10 Years	Since Inception (June 30, 1997)
Catalyst Event Arbitrage Fund Class A -Return Before Taxes	-3.21%	.41%	3.86%	6.38%
Return After the Effect of Performance Fees for the Predecessor Limited Partnership*	-3.51%**	.43%	3.13%	5.12%
S&P 500 Index	16.00%	1.66%	7.10%	4.96%

* The average annual total returns shown after the effect of performance fees is the hypothetical return an investor in the predecessor limited partnership who invested at inception would have had on their investment. Actual performance fees were payable by each individual investor to the predecessor limited partnership’s manager, and the amount varied based on factors including the timing of the investor’s investment in the predecessor limited partnership and the performance of the predecessor limited partnership.  Performance fees were not fees paid by the predecessor limited partnership.

** For the period January 1, 2012 to July 1, 2012.

Comment 5. Please confirm supplementally that the performance information presented for the predecessor fund complies with the requirements of MassMutual Institutional Funds (pub. avail. Sept 28, 1995).  Specifically, confirm: 1) that the predecessor fund was created for purposes entirely unrelated to establishment of a performance record; 2) whether the adviser managed any other accounts that were substantially similar to the Fund, and, if so, confirm that the predecessor fund was not chosen because it had the highest performance of the accounts; 3) whether the predecessor fund transferred substantially all of its securities to the Fund; and 4) whether the predecessor fund could have complied with the requirements of Subchapter M of the Internal Revenue Code.

Response. The adviser has so confirmed to the Registrant.

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP